OPERATING AGREEMENT FOR IMPACT ELEVEN LLC

a Michigan Limited Liability Company

THIS OPERATING AGREEMENT is made and entered into as of July 15, 2021, by and among **Impact Eleven LLC**, a Michigan limited liability company, and each of those members executing this Operating Agreement, all of whom agree as follows:

ARTICLE I ORGANIZATION

1.1 Formation. The Company has been organized as a member-managed Michigan limited liability company by the filing of articles of organization (the Articles) as amended and as required by the Michigan Limited Liability Company Act (the Act), MCL 450.4101 et seq on July 15, 2021.

1.2 Name. The name of the Company is: Impact Eleven LLC.

1.3 Purpose. The Company has been formed for the purpose or purposes enumerated in the Articles. The Company shall have all the powers necessary or convenient to effect any purpose for which it is formed, including all powers granted by the Act.

1.4 Duration. The Company shall commence on the date of filing of the Articles with Department of Licensing and Regulatory Affairs (the Bureau) and shall continue in existence for the period fixed in the Articles or until the Company dissolves and its affairs are wound up in accordance with the Act or this Operating Agreement.

1.5 Registered Office and Resident Agent. The Registered Office and the Resident Agent of the Company shall be as designated in the initial or amended Articles. The Registered Office and the Resident Agent may be changed from time to time. Any such change shall be made in accordance with the requirements of the Act. If the Resident Agent resigns, the Company shall promptly appoint a successor.

1.6 No Liability of Members. Unless otherwise provided by law or in this Operating Agreement, a person who is a member of the Company is not liable for the acts, debts, or obligations of the Company.

1.7 Management. The business of the Company shall be managed by or under the authority of members as provided in Article VII of this Operating Agreement.

1.8 "Supermajority-in-Interest Vote" means, with respect to any relevant group of Members, the Percentage Interests which, when taken together, equal or greater than seventy-five percent (75%) of the aggregate of all Percentage Interests held by such Members entitled to vote or grant consents with respect to the matter in question.

1.9 Admission of New Members. The Members may, on the Supermajority-in-Interest Vote of the Members entitled to vote by percentage interest, admit as a Member any person determined by the Members to satisfy the criteria established by the Members, in their sole and absolute discretion, for membership in the Company. The person shall, before being admitted as a Member of the Company and as a condition to it, execute any documents required by the Company, agreeing to be and become a Member of the Company, subject to all of the terms and conditions of this Operating Agreement. The Company may issue additional Units (Units) in the Company to new Members on any terms and conditions and for any consideration, if any, that the Members determine.

1.10 No Right of Withdrawal. Unless a Member has the consent by a majority of all members entitled to vote, the Members shall not have any right of withdrawal or any right to receive any payment or distribution from the Company on any actual or purported withdrawal. The Members agree not to withdraw, and they waive any right of withdrawal and any right to receive any payment or distribution on withdrawal provided for or under the Act.

ARTICLE II ADMINISTRATIVE PROVISIONS

2.1 Books of Account. At all times during the continuance of the Company, the Company shall keep or cause to be kept full and true books of account reflecting each of the Company's transactions. These books of account, together with a list of the name and address of each Member; a copy of the Articles; copies of the Company's financial statements and federal, state, and local tax returns and reports for the three most recent fiscal years; a copy of this Operating Agreement; and copies of records that would enable a Member to determine the Member's Units, shall be maintained at all times at the Company's registered office. These books shall be open to reasonable inspection and examination by the Members at the Company's registered office, during reasonable business hours, on reasonable notice to the Company. The Company may engage certified public accountants to assist in the preparation of the Company's books and financial statements and to render any other services the Company requests.

2.2 Reports. The Company shall furnish to each Member within 90 days after the end of each fiscal year, an annual report of the Company's business and operations during the year, together with whatever information is necessary for the preparation of each Member's federal and state income or other tax returns. The annual report shall contain a copy of the Company's annual financial statement showing the Company's gross receipts and expenses and profit or loss and their allocation to each Member for the year.

2.3 Fiscal Year and Accounting Method. The fiscal year of the Company shall be determined in accordance with IRC 706(b) and the regulations promulgated under it. The Company's books and records shall be kept on the cash or accrual method as determined by the Members.

2.4 Checks. All checks, drafts, orders for the payment of money, notes, or evidences of indebtedness issued in the name of the Company shall be signed by a Member or an agent of the Company and in a manner determined by the Members.

2.5 Tax Matters; Member Tax Returns. As used in this Operating Agreement, the Tax Matters Member shall be the person designated as the Company's Chief Executive Officer, defined in Section 7.1. Each Member shall reflect on his or her individual income tax returns all items of income, gain, loss, deduction, or credit relating to the Company, its property, or its business in a manner that is consistent with the treatment of those items on the Company returns.

ARTICLE III CAPITAL CONTRIBUTIONS, MEMBERSHIP UNITS, AND CAPITAL ACCOUNTS

3.1 Capital Contributions and Membership Units. By executing this Operating Agreement, the Members agree to make the capital contributions as determined by a majority vote by numbers of its members. Each Member owns a membership interest in the Company, proportionate to the total sum invested into the Company by that Member. A Member's ownership interest shall be a ratio of the amount invested by the member divided by the total investment of all members expressed as a percentage. The term "interest" is used throughout the Operating Agreement interchangeably with the term "Units", e.g., a 33.33% membership interest would be equal to 33.33 Units. Any additional Member (other than an assignee of a membership interest who has been admitted as a Member) shall make the capital contribution required in a written agreement with the Company and the other Members concerning the additional Member's admission as a Member.

3.2 Additional Contributions. In addition to the initial capital contributions, the Members may, with a Supermajority-in-Interest Vote of the members entitled to vote by percentage of ownership approve an additional "Capital Contribution," determine from time to time that additional capital is needed to enable the Company to conduct its business and affairs. After making such a determination, notice of it shall be given to all Members in writing at least 30 days before the date on which the Capital Contribution is due. The notice shall describe, in reasonable detail, the purposes and uses of the Capital Contribution, the amount of the Capital Contribution, and the Capital Contribution's due date. Each Member's percentage of the total Capital Contribution due shall equal the percentage of each Member's Units to the total Units in the Company.

3.3 Failure to Contribute. If any Member a ("Non-Contributing Member") fails to make all or any portion of any Capital Contribution required pursuant to Section 3.2 ("Failed Contribution"), then any other Member(s) may fund all or part of such Failed Contribution (a "Contributing Member"). The Contributing Member(s) shall receive a proportionate amount of Non-Contributing Membership Units based on the amount of the Failed Contribution. *For example, there is a Capital Call and each Member must pay $1,000 per Membership Unit, if a Non-Contributing Member fails to make this payment and a Contributing Member makes the $1,000 contribution for the Non-Contributing Member, then the Contributing Member shall receive 1 Membership Unit from the Non-Contributing Member.* The portion (the "Funded Portion") of the Failed Contribution funded by such Contributing Member shall be treated as a Capital Contribution by any such Contributing Member.

If there are no Contributing Members and the Failed Contribution is not made, then any such failure by a Non-Contributing Member to make a Capital Contribution shall result in the dilution of the Membership Units of such Non-Contributing Member which dilution will be calculated by agreement of the Contributing Members.

Notwithstanding anything to the contrary contained herein, any failure by a Non-Contributing Member to make a Capital Contribution shall not be a breach of this Agreement and the dilution and payments provided in Section 3.3 shall be the sole and exclusive remedies of the Company and the other Members against a Non-Contributing Member with respect to the failure by a Non-Contributing Member to make a Capital Contribution and the Non-Contributing Members shall have no other or further obligations to the Company in connection with any Failed Contribution.

3.4 Capital Accounts. The company shall maintain a separate capital account for each Member (the Capital Accounts). Each Capital Account shall be

a. increased (i) for the amount of cash and the fair market value of any property (net of any liabilities secured by the property that the Company assumes or takes subject to) that the Member contributes and (ii) for the Member's share of any of the Company's income or gain and

b. decreased (i) for the amount of any cash and the fair market value of any property (net of any liabilities secured by the property that the Company assumes or takes subject to) distributed to the Member, (ii) for the Member's share of any losses and deductions of the Company, and (iii) for any expenditures under IRC 705(a)(2)(B).

If a Member's Units, or any portion of them, are transferred in accordance with this Operating Agreement, the transferee shall succeed to the Capital Account of the transferring Member or to any portion that is transferred. All of the provisions of this Section regarding the establishment and maintenance of Capital Accounts are intended to comply with Treasury Regulation 1.704-1(b)(2)(iv) (Treas Reg 1.704-1(b)(2)(iv)) and shall be interpreted and applied to comply with the Treas Reg. The Members agree to make any adjustment to the Capital Accounts that may be necessary or appropriate to comply with the Treasury Regulation.

ARTICLE IV ALLOCATIONS AND DISTRIBUTIONS

4.1   Special Notice Regarding Allocations. The parties understand and agree that the Company will be working as a booking agent and perform other backroom support work for the Members as they engage in speaking agreements (the "Support Services"). As such, the Company may enter into contracts and other agreements on behalf of the Members ("Engagement Agreements"). The Company will pay each Member's fee (the "Member Fee") under the Engagement Agreement directly to the Member and such the Member Fee will not be included in the Company's net revenue. The Member Fee will be a pass through only and the Company will not recognize a gain or loss on such Member Fee. For each Engagement Agreement, the Member will pay the Company a fee (the "Company Fee") to reimburse the Company for the Support Services. Such Company Fee will be included in the Company's net revenue.

4.2   Allocations. Except as set forth in Section 4.1 above and as may be required by the Internal Revenue Code (IRC) or by this Operating Agreement, the Company's net profits, net losses, and other items of income, gain, loss, deduction, and credit shall be allocated among the Members first, so their Capital Account balances are, as nearly as possible, in the same ratios as their respective Units or percentage of ownership, and then, pro rata, in accordance with the Units or percent   held by each Member. Notwithstanding the foregoing, and to the extent and in the manner required by and consistent with the applicable Treas Regs:

a. To the extent and in the manner required by Treas Reg 1.704-2(f)(1), if there is a net decrease in Company minimum gain for any fiscal year, each Member shall be specially allocated items of Company income or gain for the fiscal year (and, if necessary, succeeding fiscal years) in an amount equal to that Member's share of the net decrease in Company minimum gain determined under Treas Reg 1.704-2(g). This Section shall be interpreted and applied in a manner consistent with the minimum gain charge-back requirements of Treas Reg 1.704-2(f).

b. To the extent and in the manner required by Treas Reg 1.704-2(i)(4), if there is a net decrease in Member nonrecourse debt minimum gain during any fiscal year, each Member who has a share of that Member nonrecourse debt minimum gain, determined in accordance with Treas Reg 1.704-2(i)(5), shall be specially allocated items of Company income and gain for the fiscal year (and, if necessary, succeeding fiscal years) in an amount equal to the Member's share of the net decrease in member nonrecourse debt minimum gain, determined in accordance with Treas Reg 1.704-2(i)(4). The items to be allocated shall be determined in accordance with Treas Reg 1.704-2(f)(6). This Section shall be interpreted and applied in a manner consistent with the minimum gain charge-back requirement of Treas Reg 1.704-2(i)(4).

c. If any Member unexpectedly receives any adjustments, allocations, or distributions described in Treas Reg 1.704-1(b)(2)(ii)(d)(4), (5), or (6), items of Company income and gain shall be specially allocated to the Member in an amount and manner sufficient to eliminate, as quickly as possible, to the extent required by the Treas Regs, the deficit capital account of the Member after the Member's Capital Account is (i) credited for any amounts the Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treas Reg 1.704-2(g)(1) and (i)(5) and (ii) debited for those items described in Treas Reg 1.704-1(b)(2)(ii)(d)(4), (5), or (6). However, an allocation under this Section shall only be made if and to the extent that the Member would have a deficit Capital Account (as adjusted in the manner provided for in this Section) after all other allocations provided for in this Article IV have been tentatively made as if this Section were not in this Agreement.

d. If any Member has a deficit Capital Account at the end of any fiscal year that is in excess of the sum of (i) the amount the member is obligated to restore pursuant to any provision of this Operating Agreement and (ii) the amount the Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treas Reg 1.704-2(g)(1) and (i)(5), the Member shall be specially allocated items of Company income and gain in the amount of the excess as quickly as possible, but an allocation pursuant to this Section shall be made only if and to the extent that the Member would have a deficit Capital Account in excess of the sum after all other allocations provided for in this Article IV have been made as if Section 4.1.c and this Section were not in the Operating Agreement.

e. Any Company nonrecourse deductions shall be allocated among the Members on a pro rata basis in accordance with the number of Units or percentage ownership held by each Member.

f. Any Member nonrecourse deductions shall be specially allocated to the Members who bear the economic risk of loss with respect to the Member nonrecourse debt to which Member nonrecourse deductions are attributable. This Section shall be interpreted and applied in a manner consistent with Treas Reg 1.704-2(i)(1).

g. To the extent an adjustment to adjusted tax basis of any Company asset pursuant to IRC 734(b) or 743(b) is required, pursuant to Treas Reg 1.704-1(b)(2)(iv)(m)(2) or (4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of the Member's Units in the Company, the amount of the adjustment to Capital Accounts shall be treated as an item of gain or loss, as applicable, and the gain or loss shall be specially allocated to the Members in accordance with their membership interest in the Company if Treas Reg 1.704-1(b)(2)(iv)(m)(2) applies or to the Member to whom the distribution was made if Treas Reg 1.704-1(b)(2)(iv)(m)(4) applies.

h. The allocations in Section 4.1 are necessary to comply with the requirements of the Treas Regs. To the maximum extent possible, the regulatory allocations made pursuant to Section 4.1 shall be offset by other items of the Company income, gain, loss, or deduction so that, after the offsetting allocations are made, the Members' Capital Accounts balances are, to the extent possible, equal to the Capital Account balances the Members would have if the regulatory allocations were not made and all items of income, gain, loss, deduction, or credit were allocated in accordance with each Member's respective Units.

i. In accordance with IRC 704(c) and the Treas Regs under it, items of income, gain, loss, and deduction with respect to any property contributed to the capital of the Company by any Member shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of the property to the Company for federal income tax purposes and its asset value for Capital Account purposes. If and when the Capital Accounts of Members are required to be adjusted pursuant to Treas Reg 1.704-1(b)(2)(iv)(f) or (g) with respect to a revaluation of any asset of the Company, subsequent allocations of income, gain, loss, and deduction, including without limitation depreciation with respect to the asset, shall take into account any variation between the then existing adjusted tax basis of the asset and the asset value as adjusted of the asset, as such computations may be required under IRC 704(b) or (c) and the Treas Regs promulgated under them.

j. The Members intend that the allocations of the Company's profits and losses shall be applied in a manner consistent with IRC 704 and the Treas Regs promulgated thereunder. The provisions of this Article IV shall be interpreted in a manner consistent with IRC 704 and the Treas Regs promulgated under it.

4.3 Distributions. The Members may make distributions from time to time. Distributions may be made only after the Members determine, in their reasonable judgment, that the Company has cash on hand exceeding the Company's current and anticipated needs (including operating expenses, debt service, management fees, acquisitions, reserves, and mandatory distributions (if any). Except as otherwise set forth in this agreement, all distributions shall be made to the Members in accordance with each Member's Units or percentage of ownership. Distributions shall be in cash, property, or both, as the Members determine. No distribution shall be declared or made if, after giving it effect, (a) the Company would not be able to pay its debts as they became due in the usual course of business or (b) the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved at the time of the distribution, to satisfy on dissolution the preferential rights of other Members that are superior to the rights of the Members receiving the distribution. The Members shall endeavor to make distributions in cash to the Members at times and in amounts that enable the Members to pay the tax due on the income of the Company before its due date.

ARTICLE V DISPOSITION OF UNITS

5.1 General. Every sale, assignment, transfer, exchange, mortgage, pledge, grant, hypothecation, or other disposition of any Units (Transfer) shall be made only in compliance with this Article. No Units shall be disposed of if (a) the disposition would cause a termination of the Company under the Internal Revenue Code of 1986, as amended; (b) the disposition would not comply with all applicable state and federal securities laws and regulations; or (c) the assignee of the membership interest fails to provide the Company with the information and agreements that the Members may require in connection with such a disposition. Any attempted disposition of a membership interest in violation of this Article is void.

5.2 Permitted Dispositions with Consent. Subject to the provisions of this Article, a Member may assign the Member's Units in the Company in whole or in part only with the consent of a majority of members entitled to vote by percentage of ownership, however, notwithstanding the foregoing, a member may assign his or her interest to his or her revocable intervivos trust or to the heirs of a member following death of that member to continue as owner without the need for obtaining approval of the other members. The assignment of Units to a trust or to heirs of a member does not itself entitle the assignee to participate in the management and affairs of the Company or to become a Member. The assignee is only entitled to receive, to the extent assigned, the distributions to which the assigning Member would otherwise be entitled.

5.3 Involuntary Transfers. Each Member agrees that if the Member suffers any involuntary transfer or purported involuntary transfer of part or all of the Members' Units, including but not limited to any transfer or purported transfer resulting from bankruptcy, insolvency, divorce, or otherwise, the Member shall be deemed to have made on the date of the event an offer to sell all of the Members' Units pursuant to Section 5.4 and the Company shall have the option, but not the obligation, to acquire the Units in the manner set forth in Section 5.5. For the purpose of this Section 5.3, an involuntary transfer shall be deemed to have occurred at the moment a petition in bankruptcy is filed by or against a Member, a petition seeking the appointment of a receiver over a Member's property is filed by or against a Member, or a complaint of divorce is filed by or against a Member.

5.4 Sale of an Interest. If any Member seeks for any reason to Transfer any of the Units the Member, then owns pursuant to an offer to purchase the Units from another person (a Bona Fide Offer), the selling Member shall immediately provide the Company and all other Members with written notice together with a copy of the Bona Fide Offer and all related agreements and documents. The members may reject any request to sell or in the alternative, for 60 days following the receipt of the written notice and documents or for 30 days following the determination of the Purchase Price (as defined in Section 5.9) under the terms and provisions of this Article V, whichever period is longer, the Company shall have the exclusive right and option (First Option), but not the obligation, to elect to purchase all (but not merely part) of the Units subject to the Bona Fide Offer either (a) at the same price and terms as contained in the Bona Fide Offer or (b) at the price and terms in Sections 5.9, 5.10, 5.11, and 5.12 of this Operating Agreement. The Company shall be free to select either pricing alternative or neither, or refuse to allow the transfer, in its sole and absolute discretion. If the Company fails to exercise the First Option, for an additional 60 days, the other Members of the Company shall have the exclusive right and option, but not the obligation, to purchase all (but not merely part) of the Units subject to the Bona Fide Offer (Second Option) on either of the alternatives available to the Company under the First Option. Any purchase of Units by the other Members of the Company shall be made on a Pro Rata Basis (as defined below). If the other Members fail to exercise the Second Option, and the members have consented to the sale of the Units, the selling Member may sell the Units subject to the Bona Fide Offer to the purchaser named in the offer, but only strictly in accordance with all of the terms and provisions of the Bona Fide Offer. However, if the sale pursuant to the Bona Fide Offer is not consummated within 60 days following the expiration of the Second Option, the selling Member must again comply with all of the terms and provisions of this Section 5.4 (including, the First Option and the Second Option) before any transfer of Units pursuant to this or any other Bona Fide Offer. If either the First Option or the Second Option is exercised and the terms of the Bona Fide Offer are selected by the purchaser, the sale of Units under the option shall be closed in the time frame provided for within the Bona Fide Offer or within 60 days following the exercise of the option, at the sole election of the party exercising the option.

For the purposes of Article V of this Operating Agreement, the term Pro Rata Basis with reference to the purchase of any Units of a selling Member by the remaining Members shall mean that basis of sharing (a) pursuant to the unanimous written agreement of the remaining Members or, (b) absent such an agreement, pursuant to each of the remaining Members' respective percentage interests in the outstanding Units of the Company (excluding the Units owned by the selling Member), and if one or more of the remaining Members decline to purchase the Members' entire share of the Units being sold, the unpurchased Units shall again be offered to the remaining Members (other than any declining Members) in accordance with their revised respective percentage interests (excluding any Units of the selling Member or any declining Member), and this process shall be repeated until all of the remaining Units of the selling Member to be purchased by the remaining Members are purchased. If the Company obtains additional Members, any right or option of the Members under this Agreement to purchase Units of a selling Member shall accrue to all Members, including the additional Members, on a Pro-Rata Basis or as the Members and additional Members otherwise agree in writing.

5.5 Mandatory Offer to Sell in Absence of a Bona Fide Offer or on Another Triggering Event. If any Member desires for any reason to Transfer any of the Units then owned by the Member in the absence of a Bona Fide Offer or automatically on the occurrence of any of the triggering events set forth in Sections 5.3, 5.6, 5.7 or 5.8, the Member, or the Member's representative on the Member's death or incapacity, shall immediately provide the Company and all other Members with written notice, and, on the occurrence of any triggering event, the Member shall be deemed to have made an offer to sell all of the Members' Units, at the price and on the terms provided in Sections 5.9, 5.10, 5.11, and 5.12 of this Operating Agreement. For 60 days following the receipt of such a written notice or within 30 days following the determination of the Purchase Price (as defined in Section 5.10) under the terms and provisions of this Article V, whichever period is longer, the Company shall have the exclusive right and option, but not the obligation, to purchase part or all of the Members' Units at the price and on the terms in Sections 5.9, 5.10, 5.11, and 5.12 of this Operating Agreement. If the Company fails to exercise this option, for an additional 30 days, the other Members of the Company shall have the exclusive right and option, but not the obligation, to purchase the Units not acquired by the Company on the same price and terms as available to the Company. Any purchase of Units by the other Members of the Company shall be made on a Pro Rata Basis. If the other Members fail to exercise the option to purchase the Units, the Member desiring to sell them shall not be permitted to transfer the Units unless and until the Member obtains a Bona Fide Offer for the Units and then complies with Section 5.4, and, until then, all of the Units shall continue to be subject to all of the restrictions and provisions of this

Article V. Note that if the Member sells his/her Units to a third party, such third party must be approved of by the Company via a Supermajority-in-Interest Vote which approval will not be unreasonably withheld or delayed.

5.6 Death. Each Member, who is a natural person, agrees for himself or herself and his or her representatives or successors that, on his or her death, the Member must offer to sell all of the deceased member's interest pursuant to Section 5.5 and the Company shall have the exclusive right and option, but not the obligation to acquire the Units in the manner set forth in Section 5.5. The parties agree that the purchase price for the Units shall be determined in accordance the Annual Valuation of the Company set forth in Section 5.13 for the calendar year in which the Member has died. Alternatively, the heirs of a deceased member may elect to continue to hold the member's interest as allowed under Section 5.2 without the necessity of a sale to the remaining members.

5.7 Mandatory Offer on Termination of Employment or Association. Intentionally Omitted.

5.8 Controlling Interest. Notwithstanding any other provision of this Operating Agreement to the contrary, if at any time one or more Members who, at the time, own individually or together equal to 75% of the total Units outstanding (a Controlling Interest) receive a Bona Fide Offer to purchase the Controlling Interest, the Members representing a Controlling Interest shall have the right to require all the other Members to sell all of their Units to the person making the Bona Fide Offer on the same terms and subject to the same conditions of the Bona Fide Offer. On receiving such a Bona Fide Offer, the Controlling Interest shall immediately provide the Company and all other Members with written notice, together with a copy of the Bona Fide Offer and all related agreements and documents.

5.9 Purchase Price

5.9.1 The price (the Purchase Price) to be paid on the purchase and sale of Units sold pursuant to Sections 5.3, 5.4, 5.5, 5.6 or 5.7 of this Operating Agreement shall be the Annual Valuation as of for the calendar year of the offer to sell or deemed offer to sell. The parties agree that the Annual Valuation of the Company as set forth in Section 5.13 will be binding on the parties. If no Annual Valuation has been establishing for that calendar year, then the certified public accountant customarily retained by the Company shall, in accordance with generally accepted accounting principles, consistently applied, determine the Annual Valuation of the Company. This determination shall be final and binding on all parties and enforceable by the issuance of the appropriate orders by a court of competent jurisdiction.

5.10 Payment of Purchase Price. The Purchase Price shall be paid in full by a certified or bank cashier's check at the Closing (as defined in Section 5.11); or, at the sole election of the Company, the Purchase Price shall be paid by the delivery of a certified or bank cashier's check in an amount equal to 20 percent of the Purchase Price, and the balance shall be paid pursuant to a nonnegotiable promissory note of the Company (the Note) providing for equal annual payments of principal, together with accrued interest, over the following five years beginning on the first anniversary of the Closing. The Note, which shall be executed and delivered at Closing, shall provide for interest equal to the prime rate of interest published in the Wall Street Journal as of the date of the Note, to be adjusted on each anniversary of the Note to the prime rate published by the Wall Street Journal on the anniversary. The Note shall also provide that it may be prepaid without penalty, in whole or in part, at any time and from time to time. If the purchaser defaults in any payment due under the Note for over 30 days, the holder of the Note shall have the option to declare the entire unpaid balance immediately due and payable.

5.11 Closing. The sale and purchase of Units shall be consummated (the Closing) within 60 days following the determination of the Purchase Price.

5.11.1 The Closing shall take place at the principal office of the Company or another place that the parties to the transaction agree to in writing.

5.11.2 The date and time of the Closing shall be established by the Company, which shall provide written notice to the selling Member at least seven days before the Closing.

5.11.3 At the Closing, the Company shall pay for the Units in the manner provided by Section 5.10, and the selling Member shall execute and deliver (a) any certificates representing all of the Units to be sold, endorsed for transfer, free and clear of all liens, encumbrances, and claims, and (b) any forms of assignment and other documents required by the purchaser to legally and completely sell, transfer, and assign the Units to the Company.

5.11.4 If the selling Member protests the Closing, does not attend the Closing, or otherwise does not deliver the appropriate certificates or assignments at the Closing, each Member irrevocably appoints each and every other Member individually as the Member's true and lawful attorney in fact, each with the power to execute and deliver in the appointing Member's place all certificates, instruments, and documents necessary or incidental to the sale, transfer, and assignment of the Units at the Closing. This power of attorney is irrevocable, is coupled with an interest, and does not terminate on the selling Member's disability but continues for so long as this Operating Agreement is in effect.

5.12 Setoff. Each Member agrees and acknowledges that if any amount is or becomes payable by the Member to the Company, the Company shall have the option to elect to reduce, on a dollar-for-dollar basis, any amount due or payable to the debtor Member under this Operating Agreement or otherwise by an amount due or payable by the debtor Member to the Company. This elective right of setoff shall be cumulative and in addition to any and all additional remedies to which the Company may be entitled at law or equity.

5.13. Valuation. On or about January 1, 2022, and on the first day of each calendar year thereafter, the Company will conduct an appraisal in accordance with GAAP to determine the valuation of the Company for each such calendar year (the "Annual Valuation"). The Annual Valuation shall be binding on the Members. For 2021, the parties agree that the Annual Valuation of the Company will be $0.00.

ARTICLE VI VOTING OF MEMBERS

6.1 Voting. All Members shall be entitled to vote on any matter submitted to a vote of the Members. The Members shall have the right to vote on all of the following: (a) the dissolution of the Company; (b) the merger of the Company; (c) an amendment to the Articles; and (d) the sale of all or substantially all of the Company's assets other than in the ordinary course of business.

6.2 Required Vote. Unless a greater vote is required by the Act or the Articles, the affirmative vote of a majority of the Units of all the Members entitled to vote on a matter is required.

6.3 Meetings. An annual meeting of Members for the transaction of whatever business properly comes before the meeting shall be held at the time, date, and place that the Members shall determine. Special meetings of Members for any proper purpose or purposes may be called at any time by the Members or the holders of at least 50% of the Units of all Members entitled to vote. The Company shall deliver, or mail written notice stating the date, time, place, and purposes of any meeting to each Member entitled to vote at the meeting. The notice shall be given not less than 10 or more than 60 days before the meeting date. All meetings of Members shall be presided over by a chairperson, designated by the Members from among themselves. Meetings may be attended in person, telephone or via online meetings platforms.

6.4 Consent. Any action required or permitted to be taken at an annual or special meeting of the Members may be taken by consent or approval without a meeting or prior notice. The consent or approval must be in writing, set forth the action to be taken, and be signed by the Members having at least the minimum number of votes necessary to authorize or take an action at a meeting at which all membership Units entitled to vote on the action are present and voting. Every written consent or approval shall also bear the date of when each Member signed the consent. Prompt notice of the taking of action without a meeting by less than unanimous written consent of the Members entitled to vote shall be given to all Members who did not consent to or approve the action.

ARTICLE VII MANAGEMENT

7.1 Management of Business. The Company shall be managed by the Members.

    (a) The Members shall appoint a "Chief Executive Officer" to handle the ordinary and usual decisions concerning the business and affairs of the Company. **Jordan Broad**, who is not a Member of the Company shall serve as **Chief Executive Officer** of the Company at the direction of the Members. The Chief Executive Officer shall have the right to make any expenditure in the ordinary course of business that does not exceed ten percent (10%) of the budgeted amount for that expenditure.

    (b) Each Member shall have the authority to enter into contracts with third parties for speaking engagements and other work ("Member Contracts") on behalf of the Company provided that such Member is providing the work under that Member Contract. The Member shall have no authority to bind any other Members under a Member Contract unless the other Member executes such Member Contract.

7.2 General Powers of Members. Except as may otherwise be provided in this Operating Agreement and 7.1 above, the ordinary and usual decisions concerning the business and affairs of the Company shall be made by the Chief Executive Officer in consultation with the Members. The Members by Supermajority-in-Interest Vote only may agree to:

    (a) purchase, lease, or otherwise acquire any real or personal property;

(b) sell, convey, mortgage, grant a security interest in, pledge, lease, exchange, or otherwise dispose of or encumber any real or personal property;

(c) open one or more depository accounts and make deposits into, write checks against, and make withdrawals against the accounts;

(d) borrow money and incur liabilities and other obligations;

(e) establish pension plans, trusts, profit-sharing plans, and other benefit and incentive plans for Members, employees, and agents of the Company;

(f) obtain insurance covering the business and affairs of the Company and its property and on the lives and well-being of its Members, employees, and agents; (i) begin, prosecute, or defend any proceeding in the Company's name;

(g) participate with others in partnerships, joint ventures, and other associations and strategic alliances;

(h) remove or replace the Chief Executive Officer;

(i) sell of all or substantially all of the assets and property of the Company;

(j) amend or restate of the Articles or this Operating Agreement;

(k) commission any act that would make it impossible for the Company to carry on its ordinary business and affairs; or

(l) authorize any act that would contravene any provision of the Articles, Operating Agreement, or the Act.

All other actions will be taken by majority vote, or if there is a deadlock, such deadlock will be broken by the Chief Executive Officer.

7.3 Standard of Care; Liability. Every Member shall discharge his or her duties as a member in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances, and in a manner the Member reasonably believes to be in the best interests of the Company.

ARTICLE VIII INDEMNIFICATION

8.1 Exculpation of Liability. Unless otherwise provided by law or expressly assumed, a person who is a Member shall not be liable for the acts, debts, or liabilities of the Company.

8.2 Indemnification by the Company. The Company shall indemnify, defend, and hold each Member harmless from and against any losses, claims, costs, damages, and liabilities, including, without limitation, judgments, fines, amounts paid in settlement, and expenses (including, without limitation, attorney fees and expenses, court costs, investigation costs, and litigation costs) incurred by any Member in any civil, criminal, or investigative proceeding in which it is involved or threatened to be involved by reason of the party being a Member of the Company provided that the Member acted in good faith, within what he or she reasonably believed to be the scope of his or her authority, for a purpose that he or she reasonably believed to be in the best interests of the Company, and in compliance with the provisions of this Operating Agreement. However, (a) the Company shall not be required to indemnify the Member for any loss, expense, or damage that the Company may suffer as a result of (i) the Member's willful misconduct, knowing violation of law, gross negligence, or bad faith; (ii) actions taken by the Member in violation of this Operating Agreement, (iii) the receipt by the Member of a financial benefit to which the Member is not entitled to pursuant to this Operating Agreement or the Act, or (iv) any vote by the Member for a distribution of funds of the Company in violation of this Operating Agreement or the Act; and (b) any liability under this Agreement shall be limited solely to the assets of the Company, and no Member shall have any liability or obligation under this Agreement.

8.3 Indemnification by each Member. Each Member (an "Indemnifying Member") shall indemnify, defend, and hold the other Members ("Indemnified Member") and the Company harmless from and against any losses, claims, costs, damages, and liabilities, including, without limitation, judgments, fines, amounts paid in settlement, and expenses (including, without limitation, attorney fees and expenses, court costs, investigation costs, and litigation costs) incurred by an Indemnified Member and/or the Company in any civil, criminal, or investigative proceeding resulting from the Indemnifying Member's negligent or intentional acts arising out his/his Membership in the Company.

ARTICLE IX DISSOLUTION AND WINDING UP

9.1 Dissolution. The Company shall be dissolved, and its affairs wound up on the first to occur of (a) the time, if any, specified in the Articles; (b) the happening of the event, if any, specified in the Articles; (c) the affirmative unanimous vote of the Members to dissolve the Company; or (d) the entry of a decree of judicial dissolution. On the dissolution of the Company, the Members shall promptly commence the winding up of the Company's business and affairs pursuant to and in accordance with the Act. All Company assets remaining after payment to creditors of the Company (including any Members who are creditors) shall be distributed to the Members in accordance with Article IV.

9.2 Winding Up. On dissolution, the Company shall cease carrying on its business and affairs and begin to wind them up. The Company shall complete the winding up as soon as practicable. On the winding up of the Company, its assets shall be distributed first to creditors, to the extent permitted by law, in satisfaction of Company debts, liabilities, and obligations (including those owed to Members). The remaining assets shall be distributed as a liquidating distribution to the Members who have positive Capital Accounts, in accordance with their positive Capital Account balances, but only after the Capital Accounts have been adjusted for all prior contributions and distributions and all allocations under Article IV for all periods. The proceeds shall be paid to the Members within 90 days after the date of the winding up.

ARTICLE X MISCELLANEOUS PROVISIONS

10.1 Terms. Nouns and pronouns will be deemed to refer to the masculine, feminine, neuter, singular, and plural, as the identity of the person, firm, or corporation requires in the context.

10.2 Article Headings. The Article headings in this Operating Agreement have been inserted only as a matter of convenience and for reference and in no way shall be construed to define, limit, or describe the scope or intent of any provision of this Operating Agreement.

10.3 Counterparts. This Operating Agreement may be executed in several counterparts, each of which will be deemed an original but all of which will constitute one and the same.

10.4 Entire Agreement. This Operating Agreement constitutes the entire agreement among the parties and contains all of the agreements between the parties with respect to the subject matter. This Operating Agreement supersedes all other agreements, either oral or written, between the parties with respect to the subject matter.

10.5 Severability. The invalidity or unenforceability of any particular provision of this Operating Agreement shall not affect the other provisions, and this Operating Agreement shall be construed in all respects as if the invalid or unenforceable provisions were omitted.

10.6 Amendment. This Operating Agreement may be amended or revoked at any time by a written agreement executed by all of the parties to this Operating Agreement. No change or modification to this Operating Agreement shall be valid unless made in writing and signed by all the parties to this Operating Agreement.

10.7 Notices. Any notice permitted or required under this Operating Agreement shall be conveyed to the party at the address reflected in this Operating Agreement and shall be deemed to have been given when deposited in the U.S. mail, postage paid, or when delivered in person, by courier, or by facsimile transmission.

10.8 Binding Effect. Subject to the provisions of this Operating Agreement relating to transferability, this Operating Agreement shall be binding on and shall inure to the benefit of the parties and their respective distributees, heirs, successors, and assigns.

10.9 Conflicts of Interest. THE PARTIES ACKNOWLEDGE THAT LEGAL COUNSEL PREPARING THIS AGREEMENT WAS REPRESENTING THE COMPANY AND THAT THE MEMBERS (A) HAVE BEEN ADVISED THAT A CONFLICT EXISTS AMONG THEIR INDIVIDUAL INTERESTS; (B) HAVE BEEN ADVISED THAT THEY SHOULD EACH SEEK THE ADVICE OF INDEPENDENT COUNSEL, INCLUDING TAX COUNSEL; AND (C) EACH MEMBER HAD THE OPPORTUNITY TO SEEK THE ADVICE OF INDEPENDENT COUNSEL.

10.10 Governing Law. This Operating Agreement has been executed and is intended for use in the State of Michigan and shall be governed by and construed and enforced in accordance with the laws of the State of Michigan.

The parties have executed this Operating Agreement on the dates set below their names, to be effective on the date listed on the first page of this Operating Agreement.

Members:



Chatham Drive Enterprises, LLC



Joshua M. Linkner Living Trust, dated February 12, 2003



Peter Sheahan



Seth Mattison

EXHIBIT A

IMPACT ELEVEN LLC MEMBERSHIP ROSTER

Member	Units
Chatham Drive Enterprises, LLC	250
Joshua M. Linkner Living Trust, dated February 12, 2003	250
Peter Sheahan	250
Seth Mattison	250